ENTERRA ENERGY TRUST
MANAGEMENT’S DISCUSSION AND ANALYSIS

The following is Management’s Discussion and Analysis (“MD&A”) of Enterra Energy Trust (“the Trust”) for the year ended December 31, 2005. This MD&A should be read in conjunction with the accompanying audited consolidated financial statements of the Trust for the year ended December 31, 2005. All amounts are stated in Canadian dollars and are prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”) except where otherwise indicated. This MD&A was written as of March 29, 2006.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This MD&A includes forward-looking statements. All statements other than statements of historical facts contained in this MD&A, including statements regarding the Trust’s future financial position, business strategy and plans and objectives of management for future operations, are forward-looking statements. The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect” and similar expressions, as they relate to the Trust, are intended to identify forward-looking statements. The Trust has based these forward-looking statements largely on the Trust’s current expectations and projections about future events and financial trends that the Trust believes may affect its financial condition, results of operations, business strategy and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions as described in the Trust’s Annual Information Report, Annual Report and elsewhere in this MD&A.

Other sections of this MD&A may include additional factors that could adversely affect the Trust’s business and financial performance. Moreover, the Trust operates in a very competitive and rapidly changing environment. New risk factors emerge from time to time and it is not possible for management to predict all risk factors, nor can the Trust assess the impact of all factors on the Trust’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

The Trust undertakes no obligation to update publicly or revise any forward-looking statements. You should not rely upon forward-looking statements as predictions of future events or performance. The Trust cannot assure you that the events and circumstances reflected in the forward-looking statements will be achieved or occur. Although the Trust believes that the expectations reflected in the forward-looking statements are reasonable, the Trust cannot guarantee future results, levels of activity, performance or achievements.

SPECIAL NOTE REGARDING NON-GAAP TERMS

This document contains the term “funds from operations”, which is a non-GAAP term. The Trust uses this measure to help evaluate its performance. The Trust considers it a key measure for the ability of the Trust to repay debt, make distributions to unitholders and to fund future growth through capital investment. The term should not be considered as an alternative to, or more meaningful than, cash provided by operating activities as determined in accordance with Canadian GAAP as an indicator of the Trust’s performance. Funds from operations, as determined by the Trust may not be comparable to that reported by other companies. The reconciliation for funds from operations to cash provided by operating activities can be found in the non-GAAP financial measures section of this MD&A.

OVERVIEW AND STRATEGY

The Trust’s strategy is to improve the overall quality of assets that underwrite the unitholder's value and future distributions. The acquisition of High Point Resources Inc. in August was the first significant step along this path. Rigorous processes have been and are being established to ensure strict cost accountability and regulatory compliance in all aspects of the business. These significant changes are ongoing into 2006, so that the Trust will continuously improve its performance. The Trust now has staff of over 80 employees, establishment of full finance, accounting, tax, technical and operational staff, both in head office, and in the field.

The Trust operates as an oil and natural gas income trust. The Trust pays monthly cash distributions on the 15th day of each month to unitholders of record on the immediately preceding distribution record date. The business strategy is to maintain and enhance oil and natural gas reserves to provide long term sustainable cash distributions to unitholders. The Trust uses a three-pronged strategy to achieve its goals through acquisition of producing properties with extensive potential for additional development upside, the use of strategic farm outs to develop these properties, and the pre-agreed acquisition from the farmee of the production resulting from these farm outs. Acquisitions are financed with cash flow, equity and with debt, the optimal mix being one that provides for the strongest balance sheet, and hence the maximum accretion of value to the unitholder. The Trust’s ability to replace and grow quality reserves using these strategies is a key success factor in its business outcomes.

The Trust also looks to improve the efficiency of its portfolio via a focus on higher quality products such as light oil and natural gas, and through the rationalization of assets with higher operating costs.

The Trust completed three acquisitions during the year ended December 31, 2005. On January 26, 2005 the Trust closed an acquisition of Canadian petroleum and natural gas properties for cash consideration of $12.1 million. On June 1, 2005, the acquisition of Rocky Mountain Gas, Inc. (“RMG”), a Wyoming coal bed methane company, was closed for consideration of approximately $24.0 million, including $0.4 million of transaction costs. The consideration consisted of 736,842 exchangeable shares (exchangeable on a one-to-one basis into trust units) valued at $16.7 million, 275,474 trust units valued at $6.3 million and $1.0 million in cash. On August 17, 2005, the acquisition of High Point Resources Inc. ("High Point") closed for consideration of approximately $201.5 million, including $1.3 million of transaction costs. In addition the Trust assumed $75.0 million in debt and $6.1 million in working capital deficiency. The consideration consisted of 7,490,898 trust units valued at $168.5 million and 1,407,177 exchangeable shares (exchangeable on a one-to-one basis into trust units) valued at $31.7 million.

With the acquisitions, and the Trust’s oil and natural gas development, the Trust increased its proved reserves 94% to 14,295,000 boe and its proved and probable reserves 102% to 19,032,200 boe. The Trust invested $21.5 million in its development program and on maintaining operations.

During 2005, the Trust entered into an arrangement with Kingsbridge Capital Limited (“Kingsbridge”) whereby, at the discretion of the Trust, Kingsbridge has committed to purchase up to US$100 million of trust units over a 24-month period. On November 10, 2005, the Trust filed a US$500 million Base Shelf Prospectus.

OVERALL PERFORMANCE

Our financial results have been positively affected by increased natural gas sales volumes, arising from the three acquisitions completed in 2005, the most significant contributor being the High Point acquisition. With the completion of the High Point acquisition, the Trust exited 2005 with sales volumes of approximately 9,282 boe/day. The Trust realized an average total production of 7,741 boe/day compared to 6,957 boe/day in 2004.

Fueled by the increased production from the acquisitions and higher oil and natural gas prices, the Trust increased cash provided by operating activities by 61% to $68.1 million compared to $42.3 million in 2004. This increase led to an increase in funds from operations of 40% to $70.5 million in 2005 compared to $50.2 million in 2004. Net earnings for the Trust decreased by 93% to $1.0 million in 2005 from $14.0 million in 2004. On a per unit basis, the Trust decreased earnings by 95% to $0.03/unit compared to $0.62/unit in 2004. Net earnings and net earnings per unit have decreased in the current year due to a $13.8 million ceiling test write down and a $9.3 million impairment loss on the goodwill within the Trust’s U.S. cost center. In addition, net earnings decreased in the current year due to increased depletion costs associated with the acquisition of High Point in 2005.

A total of $66.2 million was paid to unitholders through distributions in 2005 compared to $40.4 million in 2004.

SUMMARIZED FINANCIAL AND OPERATIONAL DATA (in thousands except for volumes and per unit amounts)
	Three Months Ended December 31,			Years Ended December 31,
	2005	2004		2005	2004
		(restated)(2)	Change		(restated)	Change
Oil and natural gas revenues	$50,248	$33,593	50%	$157,743	$108,293	46%
Average sales (boe/day)	9,883	7,925	25%	7,741	6,957	11%
Exit sales rate (boe/day)	9,282	7,258	28%	9,282	7,258	28%
Cash provided by operating activities	$19,575	$14,192	38%	$68,120	$42,345	61%
Funds from operations(1)	$19,519	$14,103	38%	$70,545	$50,242	40%
Net earnings (loss)	$(12,937)	$3,256	(497%)	$970	$14,027	(93%)
Net earnings (loss) per trust unit - basic	$(0.37)	$0.13	(385%)	$0.03	$0.62	(95%)
Weighted average number of trust units outstanding - basic	35,358	25,296	40%	29,534	22,518	31%
Average price per barrel of oil	$56.83	$49.90	14%	$58.47	$43.00	36%
Average price per mcf of natural gas	$8.82	$6.87	28%	$8.40	$6.69	26%
Production expenses per boe	$12.26	$10.98	12%	$11.55	$9.25	25%

(1) Funds from operations is a non-GAAP financial measure. See non-GAAP financial measures section of the MD&A for a reconciliation of this measure.

(2) Restated for the adoption of EIC-151 “Exchangeable Securities Issued by Subsidiaries of Income Trusts”. See note 3 of the 2005 notes to consolidated financial statements.

SELECT FINANCIAL INFORMATION (in thousands except per unit amounts)
	2005	2004 (restated)	2003 (restated)
Total revenue	$157,743	$108,293	$72,097
Net earnings	$970	$14,027	$5,430
Net earnings per trust unit
Basic	$0.03	$0.62	$0.29
Diluted	$0.03	$0.62	$0.27
Total assets	$611,543	$221,128	$116,705
Total long term liabilities	$126,322	$39,544	$19,513
Cash distributions	$69,496	$42,361	$2,451
Cash distributions per unit	$1.90	$1.66	$0.10

RESULTS OF OPERATIONS

Production

The Trust increased its average production by 11% to 7,741 boe/day from 6,957 boe/day in 2004. This increase was mainly due to increased natural gas production from the High Point acquisition. The acquisition provided the Trust with 2,998 boe/day of additional volume at the time of closing. The Trust’s production consisted of 5,453 bbls/day of oil and natural gas liquids (“NGL”) and 13,729 mcf/day of natural gas, or a mix of 70% oil and NGL and 30% natural gas. As at December 31, 2005, the Trust had an exit rate of 9,282 boe/day.

Production (in thousands except for volumes and percentages)
	Three Months Ended December 31,			Years Ended December 31,
	2005	2004		2005	2004
		(restated)	Change		(restated)	Change
Daily Sales Volumes - Average
Oil & NGL (bbls/day)	5,762	6,766	(15%)	5,453	5,821	(6%)
Natural gas (mcf/day)	24,727	6,954	256%	13,729	6,817	101%
Total (boe/day)	9,883	7,925	25%	7,741	6,957	11%

Daily Sales Volumes - Exit Rate
Oil & NGL (bbls/day)	5,476	5,905	(7%)	5,476	5,905	(7%)
Natural gas (mcf/day)	22,836	8,118	181%	22,836	8,118	181%
Total (boe/day)	9,282	7,258	28%	9,282	7,258	28%

Sales Volumes mix by product
Oil & NGL	58%	81%		70%	81%
Natural gas	42%	19%		30%	19%
	100%	100%		100%	100%

For the fourth quarter ended December 2005, the Trust realized an average sales volume of 5,762 bbls/day of oil and NGL and 24,727 mcf/day of gas (2004: 6,766 bbls/day and 6,954 mcf/day respectively).

For 2006, the Trust expects production to increase significantly. The Trust acquired oil and gas producing properties located in Oklahoma (“Oklahoma Assets”) in the first quarter of 2006. These assets are forecasted to add approximately 6,300 boe/day of production for the Trust.

COMMODITY PRICING

Prices for both oil and natural gas increased significantly in 2005 compared to 2004. A combination of increasing world demand and one of the worst hurricane seasons North America has experienced pushed prices to their highest levels ever. In addition, during the latter part of 2005, the Trust instituted the internalization of full service product marketing functionality including active movement of heavier crudes to specific market centers to maximize realizations, and establishing gas trunk line shipper status. These latter organizational changes have had a positive impact on company realizations.

West Texas Intermediate (“WTI”) is a standard benchmark for the price of oil. WTI is expressed in US dollars per barrel (“bbl”). The Trust reports the price it receives for oil in Canadian dollars per bbl. Alberta Spot prices, represented as AECI hub pricing (“AECO”), is a standard benchmark for the price of natural gas in Western Canada. AECO is expressed in Canadian dollars.

WTI realized an average price of US$56.56/bbl for 2005 compared to US$41.40/bbl in 2004. Alberta AECO was $8.73/mcf for 2005 compared to $6.79/mcf for 2004. The strengthening of the Canadian dollar dampened the upward price movement as oil and gas are benchmarked in US dollars. The average exchange rate decreased to 1.21 in 2005 from 1.30 in 2004.

The Trust utilized a price risk management program to mitigate its exposure to price changes for oil and natural gas. Inclusive of this price risk management program, the Trust realized an average price of $58.11/bbl of oil in 2005 compared to $43.00/bbl in 2004 and $8.40/mcf of natural gas in 2005 compared to $6.69/mcf in 2004.

The Trust has financial collars for 2,000 boe/day of oil production into 2006 the price of which is between US$55.00/bbl and US$80.00/bbl. The Trust has financial floor and collar swaps for 10,000 GJ/day of gas production into 2006 the price of which ranges from Cdn$8.50/GJ to Cdn$14.00/GJ.

Pricing (in thousands except for volumes and pricing)
	Three Months Ended December 31,			Years Ended December 31,
	2005	2004			2004
		(restated)	Change	2005	(restated)	Change
Pricing Benchmarks
WTI (US$/bbl)	$60.03	$48.28	24%	$56.56	$41.40	37%
Average exchange rate: US$1.00 to $CDN =	1.17	1.25	(6%)	1.21	1.30	(7%)
WTI (CDN$/bbl)	$70.24	$60.35	16%	$68.44	$53.82	27%
AECO monthly index (CDN$/mcf)	$11.39	$7.09	61%	$8.73	$6.79	29%

Average Prices Received by the Trust
Oil (CDN per bbl)	$56.83	$49.90	14%	$58.11	$43.00	35%
Natural gas (CDN per mcf)	$8.82	$6.87	28%	$8.40	$6.69	26%
Total (CDN per boe)	$55.26	$47.33	17%	$55.83	$42.53	31%

In Q4 2005 the Trust realized an average price of $56.83/bbl for oil and $8.82/mcf for natural gas compared to $49.90/bbl and $6.87/mcf respectively in 2004.

REVENUES

The increase in revenues was due to the increase in natural gas sales volumes together with the increases in the sales prices of oil and natural gas. The increase in natural gas sales volumes was a direct result of the High Point acquisition, a company whose production was heavily natural gas weighted, for which the operating results have been included in the consolidated balances since August 17, 2005. The increase in sales prices was a result of the current commodity price environment tempered by the stronger Canadian dollar.

Revenues (in thousands)
	Three Months Ended December 31,			Years Ended December 31,
		2004		2005	2004
	2005	(restated)	Change		(restated)	Change
Revenues
Oil and NGL	$30,105	$29,196	3%	$115,645	$91,611	26%
Natural gas	20,143	4,397	358%	42,098	16,682	152%
Total	$50,248	$33,593	50%	$157,743	$108,293	46%

Revenue in Q4 2005 increased 50% to $50.2 million from $33.6 million in 2004. The increase in this revenue is due to the increased natural gas volumes from the High Point acquisition and the increased commodity prices received in the quarter.

ROYALTIES

Royalties, which include Crown, freehold and overriding royalties, offset by Alberta Royalty Tax Credits (“ARTC”), have increased compared to the prior periods as the result of the increased revenues in 2005. Royalties are based on the volume of production or sales and commodity price, therefore royalties per boe fluctuate in relation to the fluctuation in the prices received by the Trust for the oil and natural gas sales.

Royalties (in thousands except for percentages and per boe amounts)
	Three Months Ended December 31,			Years Ended December 31,
	2005	2004		2005	2004
		(restated)	Change		(restated)	Change
Royalties	$12,920	$7,958	62%	$36,079	$24,527	47%
As a percentage of revenue	26%	24%		23%	23%
Royalties per boe	$14.21	$10.91	30%	$12.77	$9.63	33%

For 2006, the Trust projects royalties to remain relatively constant as a percentage of revenue.

PRODUCTION EXPENSES

The Trust experienced higher operating costs in 2005 compared to 2004. The additions of production due to the acquisition of Rocky Mountain Energy, Rocky Mountain Gas and High Point have increased the Trust’s overall lifting expense. The Trust’s southeastern Alberta oil producing properties are under extensive water flood and pumping schemes and were subject to higher electricity prices and workover costs in 2005 ($4.4 million) relative to 2004 ($1.7 million). In addition, cost increases in fuel, well servicing day rates, and contractor expense occurred due to competitive nature of the oil and gas industry. One time costs totaling $0.4 million were incurred at Sylvan Lake field to replace defective pumping rods and at Claire field to refit a water source well. Overall, the 2005 cost increases were partially offset by the low cost production associated with the properties acquired in the High Point acquisition.

Production Expenses (in thousands except for percentages and per boe amounts)
	Three Months Ended December 31,			Years Ended December 31,
	2005	2004 (restated)	Change	2005	2004 (restated)	Change
Production expenses	$11,007	$8,007	37%	$32,620	$23,492	39%
Production expenses per boe	$12.11	$10.98	10%	$11.55	$9.25	25%

With the completion of the High Point acquisition, and continued development of the related natural gas properties, overall operating costs per boe are expected to trend downward in 2006. The Oklahoma asset additions are expected to have production costs lower than the existing assets of the Trust.

GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses increased by 133% to $10.3 million from $4.4 million in 2004. The year over year increase was also impacted by the increased audit and consulting services required to respond to the resignation of senior officers of the Trust in the first quarter of 2005 and the 2004 bonus that was approved by the unitholders in 2005, paid and recorded as an expense in the second quarter of 2005. Additionally, G&A expenses have increased due to computer software purchases and higher costs associated with regulatory compliance in Canada and the U.S. During 2005, the Trust expanded its employee base to reduce the Trust’s reliance on the Technical Services Agreement between the Trust and JED Oil Inc. Finally, the Trust discontinued the capitalization of administrative costs.

General and Administrative Expenses (in thousands except for percentages and per boe amounts)
	Three Months Ended December 31,			Years Ended December 31,
	2005	2004 (restated)	Change	2005	2004 (restated)	Change
G&A expenses	$2,990	$1,300	130%	$10,331	$4,440	133%
G&A per boe	$3.29	$1.78	85%	$3.66	$1.75	109%

General and administrative ("G&A") expenses for Q4 2005 increased over the corresponding period in 2004 due to the expansion in operations of the Trust. Additional personnel costs in the form of salaries and consulting fees along with higher legal costs have been incurred in connection with the integration and administration of the High Point assets, regulatory compliance requirements and the filing of the Base Shelf Prospectus.

G&A expenses per boe are expected to decline in 2006 as a result of the additional sales volumes acquired with the High Point acquisition that will be included for the entire year. The Oklahoma Assets will provide additional sales volumes with relatively low associated G&A. The acquisition will increase total G&A, but decrease it on a per boe basis.

INTEREST EXPENSE

Interest expense has increased due to the higher average outstanding loan balances during the period, interest on the bridge credit facility for the High Point acquisition, and the increase in interest rates from the prior periods.

Interest Expense (in thousands except for percentages and per boe amounts)
	Three Months Ended December 31,			Years Ended December 31,
	2005	2004 (restated)	Change	2005	2004 (restated)	Change
Bank debt, capital lease, and notes payable at end of period	$102,101	$47,316	116%	$102,101	$47,316	116%
Interest expense	$2,000	$491	307%	$4,715	$2,222	112%
Interest expense per boe	$2.20	$0.67	227%	$1.67	$0.87	92%

Interest expense has increased in Q4 2005 compared to Q4 2004 due to the higher average outstanding loan balances during the period, interest on the bridge credit facility for the High Point acquisition, and the increase in interest rates from the prior periods.

The Trust expects interest expense to increase in 2006 due to the bridge financing of the acquisition of the assets in Oklahoma. This bridge facility is expected to be replaced by a combination of equity and debt.

DEPLETION, DEPRECIATION AND ACCRETION (“DD&A”)

DD&A expense increased in both Q4 2005 and the full year 2005 compared to respective periods in 2004, primarily due to the higher cost per boe of the oil and natural gas properties acquired with the east central Alberta, RMG, and High Point acquisitions.

In 2005 a provision of $13.8 million is included within DD&A due to a ceiling test write down in the United States cost center. The provision was required due to the expiration of certain undeveloped lands in RMG, which increased the cost base that the test is calculated on and a reduction of the reserves in the December 31, 2005 reserve report due to the results from the properties during 2005.

Depletion, Depreciation and Accretion (in thousands except for percentages and per boe amounts)
	Three Months Ended December 31,			Years Ended December 31,
	2005	2004 (restated)	Change	2005	2004 (restated)	Change
DD&A - excluding write down	$27,812	$11,794	136%	$68,229	$35,976	90%
DD&A - excluding write down per boe	$30.59	$16.18	89%	$24.15	$14.13	71%
Ceiling test provision	$13,844	-		$13,844	-
DD&A	$41,656	$11,794	253%	$82,073	$35,976	128%
DD&A per boe	$45.82	$16.18	183%	$29.05	$14.13	105%

GOODWILL IMPAIRMENT LOSS

With the ceiling test write down in the United States cost center as noted above, the Trust also realized an impairment loss on the goodwill for the United States reporting unit. A loss of $9.3 million was realized for 2005 due to this impairment.

COMMODITY CONTRACTS

For 2005, the Trust entered into financial floor and collar swap contracts to hedge a portion of the natural gas and oil production. At December 31, 2005 these contracts had a mark-to-market value of $0.4 million. Hedge costs of $0.1 million were incurred on the contracts.

During 2004, the Trust had several commodity hedge contracts that resulted in losses of $1.9 million, $0.3 million and $1.0 million in Q1, Q2 and Q4 respectively.

The Trust has entered into physical delivery contracts to sell certain natural gas volumes at fixed prices. The physical delivery contracts are summarized below:

	Contract Period End	Quantity	Pricing (Cdn/GJ)	Estimated fair value
Natural Gas Contracts	March 31, 2006	8,000 GJ/day	$8.01 to $8.85	$(1,293)

TAXES

The Trust is subject to tax on its income or loss for each taxation year, computed as though it was a separate individual resident in Canada. The taxation year of the Trust will end on December 31 of each year. Under the Trust Indenture, the Trust is not subject to income taxes if all of its taxable income will be paid or made payable by way of cash distributions to the unitholders.

The corporate subsidiaries of the Trust are subject to tax if the discretionary deductions available are inadequate to reduce taxable income to zero. These discretionary deductions are often referred to as tax pools.

	Three Months Ended December 31,		Years Ended December 31,
	2005	2004 (restated)	2005	2004 (restated)
Current tax expense	$354	$170	$1,456	$260
Future income tax (recovery)	(15,325)	(396)	(18,689)	(280)
Total tax (recovery)	$(14,971)	$(226)	$(17,233)	$(20)

Current tax expense relates primarily to capital tax, which is based on debt and equity levels at the end of the year. The increase in capital tax expense in 2005 is primarily due to a higher taxable capital base from the acquisition of High Point.

Future income tax recovery of $18.7 million arises from several factors. One factor is the decreased accounting basis of the property, plant and equipment stemming from the impairment of US cost center of $13.8 million, giving a future income tax recovery of $4.7 million. The second factor arises from an adjustment in the tax rate applied to the temporary differences in the fourth quarter of 2005, giving rise to approximately $1.2 million in the future income tax recovery. The remainder relates to the excess of depletion taken over the use of tax pools in the fourth quarter, a result from the acquisition of High Point.

The corporate acquisitions in 2005 resulted in an increase of $96.9 million in the future income tax liability. This represents the difference between the tax basis and fair values assigned to the acquired assets.

NON-CONTROLLING INTEREST

The Trust's exchangeable shares are classified as non-controlling interest on the consolidated balance sheets. Income after tax attributable to these exchangeable shares is deducted from net earnings of the Trust on the consolidated statements of earnings.

In 2005, 953,129 exchangeable shares were exchanged into trust units (2004 - 1,784,264).

NON-GAAP FINANCIAL MEASURES

The Trust provides financial measures in the MD&A that do not have a standardized meaning prescribed by GAAP. These non-GAAP financial measures may not be comparable to similar measures presented by other entities.

The purpose of these financial measures and their reconciliation to GAAP financial measures are shown below. All of the measures have been calculated consistent with previous disclosures by the Trust.

FUNDS FROM OPERATIONS

Management uses funds from operations to analyze operating performance and leverage. Funds from operations as presented is not intended to represent cash provided by operating activities nor should it be viewed as an alternative to net earnings or other measures of financial performance calculated in accordance with GAAP. All references to funds from operations throughout this MD&A are based on cash provided by operating activities before changes in non-cash working capital as reconciled in the table below:

	Three Months Ended December 31,		Years Ended December 31,
	2005	2004 (restated)	2005	2004 (restated)
Cash provided by operating activities	$20,575	$14,192	$68,120	$42,345
Changes in non-cash working capital items	(1,056)	(89)	2,425	7,897
Funds from operations	$19,519	$14,103	$70,545	$50,242

QUARTERLY FINANCIAL INFORMATION

Quarterly Financial Information (in thousands except for per unit amounts)
	2005				2004
	Q1 (restated)	Q2	Q3	Q4	Q1 (restated)	Q2 (restated)	Q3 (restated)	Q4 (restated)
Revenues	$30,050	$29,807	$47,638	$50,248	$21,648	$27,585	$25,467	$33,593
Earnings (loss) before taxes and non-controlling interest	$3,757	$947	$7,530	$(28,526)	$201	$5,798	$5,313	$3,103
Net earnings	$4,252	$2,567	$7,088	$(12,937)	$2,396	$4,455	$3,920	$3,256
Net earnings (loss) per trust unit
Basic	$0.16	$0.10	$0.23	$(0.37)	$0.12	$0.21	$0.17	$0.13
Diluted	$0.16	$0.10	$0.23	$(0.37)	$0.12	$0.21	$0.17	$0.13
Distributions (US$)	$0.43	$0.46	$0.49	$0.52	$0.31	$0.34	$0.37	$0.40

The quarterly information reflects a general trend to increasing revenues reflecting the overall growth of the Trust and the rising price of the oil and natural gas sold by the Trust. This growth has provided cash flow for the Trust to increase distributions to its unitholders.

CASH DISTRIBUTIONS PAID TO UNITHOLDERS

The Trust pays monthly cash distributions to its unitholders. Cash distributions are paid on the 15th of the following month (e.g. the December distribution was paid on January 15). The monthly cash distributions per trust unit since the inception of the Trust are as follows:

US$	2006	2005	2004	2003
January	$0.18	$0.14	$0.10
February	$0.18	$0.14	$0.10
March	$0.18	$0.15	$0.11
April		$0.15	$0.11
May		$0.15	$0.11
June		$0.16	$0.12
July		$0.16	$0.12
August		$0.16	$0.12
September		$0.17	$0.13
October		$0.17	$0.13
November		$0.17	$0.13
December		$0.18	$0.14	$0.10

	Three months Ended December 31,			Years Ended December 31,
	2005	2004 (restated)	Change	2005	2004 (restated)	Change
Cash distributions to unitholders	$21,067	$12,076	74%	$66,195	$40,414	64%
Funds from operations	$19,519	$14,103	38%	$70,545	$50,242	40%
Cash distributions as a percentage of funds from operations	108%	86%		94%	80%

In the fourth quarter, funds from operations were reduced due to several large adjustments. There was a reclassification of certain workovers, which resulted in an expense of $2.2 million of previously capitalized items. The fourth quarter also recorded additional freehold and gross overriding royalties of $0.8 million pertaining to wells acquired through the 2004 Rocky Mountain Energy Corp. The capital tax accrual for 2005 was increased by $0.8 million as a result of finalizing the balance sheet values on an unconsolidated basis and including the High Point organizations in the calculation.

To the extent that the Trust uses cash to finance acquisitions, development costs and other significant expenditures, the net cash that the Trust receives that is available for distribution to unitholders will be reduced. Hence, the timing and amount of capital expenditures may affect the amount of net cash flow received by the Trust and, as a consequence, the amount of cash available to distribute to unitholders. Therefore, distributions may be reduced, or even eliminated, at times when significant capital or other expenditures are made with the use of available cash.

The Board of Directors of Enterra Energy Corp., as administrator of the Trust has the discretion to determine the extent to which cash provided by operating activities will be allocated to the payment of debt service charges as well as the repayment of outstanding debt. As a consequence, the amount of cash retained to pay debt service charges or reduce debt will reduce the amount of cash available for distribution to unitholders during those periods in which funds are so retained.

For Canadian tax purposes, cash distributions comprise of a return of capital portion, which is tax deferred, and return on capital portion, which is taxable income. The return of capital portion reduces the cost base of the trust units held. The cost base is required in the calculation of a capital gain or loss upon the disposition of the trust units. For 2005, the cash distributions declared for 2005 is approximately at 51% return on capital (taxable) and 49% return of capital (tax deferred). For tax information for non-resident unitholders, please visit our website at www.enterraenergy.com.

CAPITAL EXPENDITURES

The Trust does not have material commitments for capital expenditures. The business strategy is to have other companies spend the capital to develop our properties in exchange for the Trust receiving a 30% working interest in the developed properties at no additional cost. We also retain a right of first refusal to purchase the remaining 70% working interest. Any such purchases are financed with cash flow, issuing new trust units or incurring new debt.

The Trust closed three acquisitions in 2005. On January 26, 2005 the Trust closed an acquisition of petroleum and natural gas properties for cash consideration of $12.1 million. On June 1, 2005, the acquisition of Rocky Mountain Gas, Inc. closed for consideration of approximately $24.0 million, including $0.4 million of transaction costs. The consideration consisted of 736,842 exchangeable shares (exchangeable on a one-to-one basis into trust units) valued at $16.7 million, 275,474 trust units valued at $6.3 million and $1.0 million in cash. The acquisition of High Point was closed on August 17, 2005, for consideration of approximately $201.5 million, including $1.3 million of transaction costs. In addition the Trust assumed $75.0 million in debt and $6.1 million working capital deficiency. The consideration consisted of 7,490,898 trust units valued at $168.5 million and 1,407,177 exchangeable shares (exchangeable on a one-to-one basis into trust units) valued at $31.7 million.

The following table represents the Trust's capital expenditures that were paid for with cash. The source of this cash was through private placements of trust units and from working capital. The table excludes capital expenditures, such as the portion of the RMG and High Point acquisitions, that were paid for with non-cash consideration such as trust units and exchangeable shares.

Capital Expenditures Paid with Cash (in thousands except for percentages)
	Three Months Ended December 31,			Years Ended December 31,
	2005	2004 (restated)	Change	2005	2004 (restated)	Change
Capital expenditures net of disposals	$9,181	$615	1,392%	$33,617	$30,409	11%

Capital additions for the year ended December 31, 2005 were $424.2 million (2004 - $65.2 million). In addition to the three acquisitions and the capital expenditures paid with cash, $1.9 million of net asset retirement obligations (“ARO”) were charged to property, plant and equipment.

	Years Ended December 31,
	2005	2004 (restated)
Property acquisitions	$393,784	$30,385
Proceeds on disposal of properties	-	(1,177)
Drilling and completions	10,637	11,001
Facilities and equipment	14,630	24,475
Other	628	555
Other ARO additions	1,901	1,270
Net capital additions	$421,580	$66,509

For 2006, the Trust plans to continue its capital additions through a combination of acquisitions and development activities. The Trust will continue to farm out its undeveloped land to keep capital expenditures to a minimum while still increasing its production base. This trend of lower drilling and completions and facilities and equipment costs is expected to continue through 2006. The Trust also closed the acquisition of roughly 6,300 boe/day of assets in Oklahoma during the first quarter of 2006.

RESERVES AND PRESENT VALUE SUMMARY

The Trust complies with the National Instrument 51-101, issued by the Canadian Securities Administrators, in all its reserves related disclosures.

Proved reserves (P90) - For reported reserves this means there must be at least a 90 percent probability that the quantities actually recovered will equal or exceed the estimated proved reserves.

Proved plus Probable (P50) - For reported reserves there must be at least a 50 percent probability that the quantities actually recovered will equal or exceed the sum of the proved plus probable reserves. The probable reserves will no longer be risked by 50 percent as they are implicitly risked due to the nature of the new definition of reserves.

The purpose of NI 51-101 is to enhance the quality, consistency, timeliness and comparability of oil and gas activities by reporting issuers and elevate reserves reporting to a higher level of accountability.

Reserve volumes and values at December 31, 2005 are based on the Trust's interest in its total proved and probable reserves prior to royalties as defined in NI 51-101. Reserve volumes and values for years prior to 2003 are based on "established" (proved plus 50% probable) reserves prior to deduction of royalties. Under those definitions, probable reserves were discounted by an arbitrary risk factor of 50% in reporting established reserves. Under NI 51-101 reserves definitions, estimates are prepared such that the full proved and probable reserves are estimated to be recoverable (proved plus probable reserves are effectively a "most likely case"). As such, the probable reserves reported are already "risked".

The Trust has its reserves evaluated by independent engineers each year. McDaniel and Associates Consultants Ltd. ("McDaniel") independently evaluated the 2005 Canadian asset reserves of the Trust and Sproule Associates Inc. (“Sproule”) independently evaluated the Trust’s affiliate Rocky Mountain Gas 2005 reserves as at December 31, 2005.

Reserve Continuity
Oil and Gas (mboe)
	Proved	Probable	Total
December 31, 2003	6,142.9	2,291.9	8,434.8
Discoveries and extensions	185.7	81.3	267.0
Purchases	3,544.2	1,362.0	4,906.2
Dispositions	(29.0)	(2.0)	(31.0)
Production	(2,550.5)	-	(2,550.5)
Revision of prior estimates	92.2	(1,709.3)	(1,617.1)
December 31, 2004	7,385.5	2,023.9	9,409.4
Discoveries and extensions	47.5	13.8	61.3
Purchases (including East Central Properties acquisition)	9,784.1	5,020.1	14,804.2
Dispositions	-	-	-
Production	(2,825.3)	-	(2,825.3)
Revision of prior estimates(1)	(96.8)	(2,320.6)	(2,417.4)
December 31, 2005	14,294.9	4,737.2	19,032.1
(1) Revision of prior estimates includes revision of 1,630 mboe related to 2005 purchased assets in the U.S. based upon performance versus initial expectations

Proved plus probable reserves increased 102% from the end of 2004 to the end of 2005 due to ongoing development and three acquisitions. Proved reserves increased 94% from 7,385.5 mboe to 14,294.9 mboe and probable reserves increased 134% from 2,023.9 mboe to 4,737.2 mboe. Total proved reserves represent 75% of total reserves versus 78% in 2004.

Finding costs incurred over the last three years are highlighted below, along with the recycle ratios for each year. The recycle ratio is a critical measure of any success in the oil and gas industry. It compares the netbacks with the finding costs. Basically, a recycle ratio of one is a “break even point”, indicating that the enterprise earns the same amount when selling its production as it pays when finding new production.

Finding costs and recycle ratio (in $/boe, except for capital expenditures which are in thousands)
	2005	2004	2003	3-year Average
Capital expenditures	$421,580	$66,509	$51,577	$179,889

Reserves
Proved reserves added in the year (in mboe)	9,831.6	3,729.9	2,940.1	5,500.5
Probable reserves added in the year (in mboe)	5,033.9	1,443.3	892.5	2,456.6
Established reserves added in the year (in mboe) (1)	14,865.5	5,173.2	3,832.6	7,957.1

Finding costs
Proved reserves ($/boe)	42.88	17.83	17.54	32.70
Established reserves ($/boe)	28.36	12.86	13.46	22.61

Recycle ratio (netbacks divided by finding costs)
Corporate netbacks ($/boe) (2)	25.98	21.06	19.93	22.32
Corporate recycle ratio (based on established finding costs)	0.92	1.64	1.48	0.99

Operating netbacks ($/boe) (3)	31.31	23.67	22.73	25.90
Operating recycle ratio (based on established reserves)	1.10	1.84	1.69	1.15
(1) Established reserves are proved plus probable reserves
(2) Corporate netbacks are production revenue less royalties, operating costs, G&A and interest expense
(3) Operating netbacks are production revenue less royalties and operating costs

Finding costs and recycle ratios are non-GAAP financial measures that may not be comparable to similar measures presented by other entities.

Enterra's high finding costs in 2005 are largely caused by the three acquisitions that were made. The very competitive acquisition market in 2005 resulted in increased acquisition costs versus previous years. The reserve additions from development opportunities were more than offset by negative revisions due to earlier shutting in of several pools in Rocky Mountain Gas due to increased nitrogen content in the gas making it unmarketable.

An additional factor impacting finding costs in 2005 is the higher than normal expenditures on capital projects to maintain existing production. Examples of these projects are the consolidation of existing production facilities to lower operating costs and the replacement of existing failed pipelines.

Enterra Energy Trust - Estimated Petroleum and Natural Gas Reserves and Net Present Value
(December 31, 2005) (NPV in thousands)
	Light/					Net Present Value
	Medium	Heavy	Natural			Before Income Tax (M$)
	Oil	Oil	Gas	NGL’s	Total
	(MBBL)	(MBBL)	(MMCF)	(MBBL)	(MBOE)	0%	10%	15%
Canadian Assets

McDaniel report
Proved Producing	3,623.6	1,292.4	33,986.3	1,121.1	11,701.6	321.7	249.4	226.9
Proved Non-Producing	4.2	-	5,877.4	143.4	1,127.1	32.6	27.8	25.9
Proved Undeveloped	53.4	-	4,634.3	141.8	967.5	32.2	23.9	21.3
Total Proved	3,681.2	1,292.4	44,498.0	1,406.3	13,796.2	386.5	301.1	274.1
Total Probable	1,148.1	421.2	15,610.1	523.5	4,694.5	139.2	76.8	62.7
Total Proved & Probable	4,829.3	1,713.6	60,108.1	1,929.8	18,490.7	525.7	377.9	336.8

United States Assets

Sproule report
Proved Producing	-	-	2,993.0	-	498.7	5.9	5.2	4.9
Proved Non-Producing	-	-	-	-	-	-	-	-
Proved Undeveloped	-	-	-	-	-	-	-	-
Total Proved	-	-	2,993.0	-	498.7	5.9	5.2	4.9
Total Probable	-	-	256.0	-	42.7	0.3	0.2	0.1
Total Proved & Probable	-	-	3,249.0	-	541.4	6.2	5.4	5.0
Consolidated Assets

Proved Producing	3,623.6	1,292.4	36,979.3	1,121.1	12,200.3	327.6	254.6	231.8
Proved Non-Producing	4.2	-	5,877.4	143.4	1,127.1	32.6	27.8	25.9
Proved Undeveloped	53.4	-	4,634.3	141.8	967.5	32.2	23.9	21.3
Total Proved	3,681.2	1,292.4	47,491.0	1,406.3	14,294.9	392.4	306.3	279.0
Total Probable	1,148.1	421.2	15,866.1	523.5	4,737.2	139.5	77.0	62.8
Total Proved & Probable	4,829.3	1,713.6	63,357.1	1,929.8	19,032.1	531.9	383.3	341.8
(1) The Sproule report was converted to Canadian dollars by the Trust using and exchange rate of US$0.85 per Canadian dollar.

LIQUIDITY & CAPITAL RESOURCES

The Trust’s business strategy is to have other companies spend the capital to develop properties in exchange for the Trust receiving a 30% working interest in the developed properties at no additional cost. The Trust also retains a right of first refusal to purchase the remaining 70% working interest. Any such purchases will be financed by issuing new equity and/or with debt. The Trust does not have material commitments for capital expenditures.

In March 2006, the Trust closed a $110.0 million senior secured bridge facility. This non-revolving credit facility was be used to payout the existing $100.0 million credit facilities of the Trust. The facility bears interest at 2.5% above bank prime lending rates and matures on December 31, 2006. The facility is secured by a first charge over all Canadian assets of the Trust and a second charge over all US assets.

At December 31, 2005, bank indebtedness represented the outstanding balance under two revolving lines of credit that had a total capacity of $100.0 million. These credit facilities replaced the Trust’s previous $41.0 million credit facilities. Drawings on the revolving facilities bear interest at 0.25% above the bank’s prime lending rate or bankers’ acceptance rates plus margins which were initially set at 135 basis points and are be subject to adjustment up or down prospectively, on a three-month basis as determined by the Trust’s consolidated debt to cash flow ratio. Security is provided by a first charge over all of the Trust’s assets. The amounts available under these new credit facilities are subject to a semi-annual borrowing base determination.

A bridge credit facility was put in place on August 17, 2005 to facilitate the acquisition of High Point. The bridge credit facility was a reducing non-revolving secured loan with a principal amount of $75.0 million. Security was provided by a first charge on all of the High Point assets that were acquired. The loan bore interest at bank prime rate plus 1% and was repayable from the proceeds of any debt or equity financing or proceeds from the disposal of assets. The loan was repaid in full on November 28, 2005 upon the drawing on the Trust’s above noted credit facilities.

On April 22, 2005, the Trust entered into an arrangement with Kingsbridge Capital Limited whereby Kingsbridge has committed to purchase US$100.0 million of trust units. The Trust is not obligated to access any of the capital available under this commitment yet has an option to draw on this commitment through installments for a period of 24 months or until the US$100.0 million is fully drawn. In conjunction with the agreement, Kingsbridge was granted 301,000 warrants to purchase trust units at initially US$25.77 per trust unit.

On November 9, 2005, the Trust filed a US$500.0 million Base Shelf Prospectus and corresponding US Registration Statement. This filing enables the Trust to access the Kingsbridge equity arrangement. The Trust issued 689,079 units for $15.8 million under the Kingsbridge arrangement.

On December 20, 2005 the Trust filed a Prospectus Supplement for the issuance of up to 950,000 trust units at US $16.00 per unit. Under the prospectus, the Trust issued 882,500 units at USD $16.00 per unit under this supplement.

(in thousands)
	As at December 31,
	2005	2004
Working capital (deficiency)	$(112,397)	$(42,354)
Working capital (deficiency) excluding bank debt	$(16,947)	$1,576

The working capital deficiency mainly relates to the requirement of GAAP that the Trust's bank indebtedness and bridge credit facility are classified as current liabilities even though there is no expectation that the revolving lines of credit will be called by the bank.

The Trust does not expect to repay the two bridge facilities from internally generated cash and will need to seek additional financing through the issuance of debt or equity.

The Trust’s credit facilities require the Trust to comply with certain financial covenants. Under the arrangements, the lenders can restrict the distributions of the Trust if the Trust is in default. In 2006, the Trust’s US$200 million credit facility restricts the Trust’s ability to distribute cash flow from the U.S. cost center to US$1.5 million per month.

The Trust expects to increase its cash provided by operating activities and its funds from operations in 2006. The continued benefit of the cash flow from the High Point acquisition combined with the acquisition of the Oklahoma assets is expected to provide strong cash flows for the Trust to fund its working capital, capital expenditures and distributions for 2006.

CONTRACTUAL OBLIGATIONS

The Trust has two ongoing commitments over the next five years, one related to the capital lease and the other related to the rental payments for our office space. These commitments are outlined below:

Payments due by period (in 000’s)
Contractual Obligations	Total	Less than 1 year	1- 3 years	3 - 5 years	More than 5 years
Short-Term Debt Obligations	$99,521	$99,521	$-	$-	$-
Interest on above debt (1)	5,011	5,011	-	-	-
Long-Term Debt Obligations	-	-	-	-	-
Capital (Finance) Lease Obligations	2,864	1,065	1,799	--	--
Operating Lease Obligations	5,654	1,160	2,140	2,257	97
Purchase Obligations
Other Long-Term Liabilities Reflected on the Registrant's Balance Sheet under Canadian GAAP	24,323	-	-	-	24,323
Total	$137,373	$106,757	$3,939	$2,257	$24,420
(1) using the December 31, 2005 loan balance and its interest rate of 5.25%

The Trust has indemnified all of the directors and officers of the Trust and all the officers, directors, shareholders, employees and agents of JED Oil Inc. There is no pending litigation or proceeding involving any director or officer of the Trust for which a claim is being sought, nor is the Trust aware of any threatened litigation that may result in claims.

SUBSEQUENT EVENTS AND PROPOSED TRANSACTIONS

During the first quarter of 2006, the Trust acquired roughly 5,000 boe/day of producing oil and gas assets located in Oklahoma. In the second quarter of 2006, the Trust expects to complete a final closing for additional working interests in the properties representing roughly 1,300 boe/day. The assets consist of approximately 80% natural gas and 20% light oil and include over 53,000 net acres of land of which over 25,000 net acres are undeveloped. The current operating staff of the assets is being retained by the Trust.

The purchase price of US$221.0 million was paid for through the issuance of 5,178,792 units of the Trust valued at US $91.7 million, cash of US $102.3 million and US $27.0 million of assumed debts. Certain post closing purchase price adjustment provisions remain in place, based on production rates achieved from the assets through September 19, 2006. The purchase prices on the final closing of the additional working interests will be paid with a combination of units and cash.

The Trust is in the process of entering into a farmout agreement with Petroflow Energy Inc. (“Petroflow”), an oil and gas development company, to fund 100% of the drilling and completion costs on the undeveloped lands to maximize their production potential. The Chief Executive Officer of Enterra Energy Company as administrator of the Trust owns, directly and indirectly, approximately 20% of the outstanding shares of Petroflow.

On January 18, 2006, the Trust entered into an arrangement with a bank for a $50.0 million USD bridge credit facility. This credit facility was used to secure the acquisition of the Oklahoma assets. The facility was a reducing non-revolving loan secured by a first charge over the notes from the sellers of the Oklahoma assets, which were secured by the Oklahoma assets. The loan bore interest at U.S. dollar commercial loan rate + 0.5% and was repaid on March 22, 2006.

In March 2006 the Trust closed a US $200.0 million senior secured bridge credit facility to fund the acquisition of the Oklahoma assets, repay the US $50.0 million bridge credit facility noted above and provide additional working capital to the Trust. This non-revolving facility bears interest at 4.5% above London Interbank Offering Rate and matures September 20, 2006 with a one-time option to extend the facility for an additional three-month period. The facility is secured by a first charge over all US assets of the Trust and a second charge over all Canadian assets. As a fee for the facility, the Trust issued 110,000 units to Fortress Credit Corp. The terms of the agreement restrict the Trust’s ability to distribute cash flow from the U.S. cost center to US $1.5 million per month.

In 2006, the Trust closed a $110.0 million senior secured bridge facility. This reducing non-revolving credit facility was be used to payout the existing $100.0 million credit facilities of the Trust. The facility bears interest at 2.5% above bank prime lending rates and matures on December 31, 2006. The facility is reduced to $100 million on June 30, 2006. The facility is secured by a first charge over all Canadian assets of the Trust and a second charge over all US assets.

The Trust does not expect to repay the two bridge facilities from internally generated cash and will need to seek additional financing through the issuance of debt or equity.

RELATIONSHIP WITH JED OIL INC. (“JED”)

Under a Technical Services Agreement between the Trust and JED, JED provided certain staff to the Trust while the Trust provided offices and other administrative services to JED. During 2005, JED employees were considered consultants to the Trust and as such, JED’s employees were eligible to participate in benefit plans of the Trust. The Chairman of JED is also the Chairman of the Trust.

Under the Technical Services Agreement between the Trust and JED, costs of management, development, exploitation, operations and general and administrative activities were allocated based on relative production and capital expenditures, or as otherwise mutually agreed. For the year ended December 31, 2005, total general and administrative expenses charged by JED to the Trust on a cost recovery basis were approximately $3.9 million and field operating expenses charged by JED to the Trust on a cost recovery basis were approximately $3.0 million.

Effective January 1, 2006 the Technical Services Agreement between the Trust and JED was terminated. The current Chairman of the Trust has resigned effective March 31, 2006 and remains as Chairman of JED.

JED had loaned $8.0 million to the Trust secured by a promissory note. The note had no stated terms of repayment and an initial interest rate of bank prime rate plus 0.4%. Effective August 1, 2005 interest charged on the note increased to 10%. For the year ended December 31, 2005, $0.4 million (2004 - $0 million) of interest was charged on the loaned funds. The promissory note, plus interest charged to January 31, 2006 was repaid in full February 1, 2006.

The balance due to JED at December 31, 2005 was $15.2 million (December 31, 2004 - $4.5 million) consisting of $8.0 million of notes payable and $7.2 million of other transactions.

RELATED PARTY TRANSACTIONS

During 2005 the Trust paid $0.4 million to Macon Resources Ltd., a company 100% owned by the Chief Executive Officer of EEC, for management services provided by the Chief Executive Officer and the Chief Financial Officer. During 2005 the Trust issued 400,000 trust unit options to Macon at $23.96 per option. The options have a 5-year life and vest over a 3-year period.

There were no related party transactions in 2004.

OFF BALANCE SHEET ARRANGEMENTS

There were no off balance sheet arrangements in 2005 or 2004 other than the operating leases discussed elsewhere in the MD&A.

TRUST UNIT INFORMATION

The Trust is capitalized through a combination of trust units and exchangeable shares of certain of its subsidiaries. The Trust also has a unit option plan and warrants to purchase trust units outstanding. The following table outlines the units, exchangeable shares, options and warrants outstanding:

Outstanding unit data (units / shares)
As at	March 27, 2006	December 31, 2005	December 31, 2004
Trust units	43,054,024	36,504,416	25,426,800
Exchangeable shares
EEC exchangeable shares	336,946	348,146	410,770
RMAC Series A exchangeable shares	-	-	142,444
RMG exchangeable shares	736,842	736,842	-
RMAC Series B exchangeable shares	93,905	659,116	-
Trust unit options	1,451,405	1,431,405	950,000
Warrants	301,000	301,000	-

The exchangeable shares of the subsidiary corporations are not listed for trading on an exchange and are treated as a minority interest under GAAP. The exchangeable shares are convertible into trust units based on their respective exchange ratios.

SENSITIVITIES

The Trust is exposed to the normal risks inherent within the oil and gas sector, including commodity price risk, foreign-currency rate risk, interest rate risk and credit risk. The Trust manages its operations in a manner intended to minimize exposure, as described in note 14 to the consolidated financial statements.

Credit Risk
Credit risk is the risk of loss resulting from non-performance of contractual obligations by a customer or joint venture partner. A substantial portion of the Trust’s accounts receivable are with customers in the energy industry and are subject to normal industry credit risk. The Trust assesses the financial strength of its customers and joint venture partners through regular credit reviews in order to minimize the risk of non-payment.

Foreign Exchange Risk
The Trust is exposed to market risk from changes in the exchange rate between U.S. and Canadian dollars. The price we receive for oil and natural gas production is based on a benchmark expressed in U.S. dollars, which is the standard for the oil and natural gas industry worldwide. Monthly distributions are paid on a value expressed in U.S. dollars. However, operating expenses, drilling expenses and general overhead expenses in Canadian dollars. Changes to the exchange rate between U.S. and Canadian dollars can adversely affect the Trust. When the value of the U.S. dollar increases, the Trust receives higher revenue and when the value of the U.S. dollar declines, the Trust receives lower revenue on the same amount of production sold at the same prices. A change of $0.01 in the U.S. to CDN dollar would impact the Trust’s earnings by approximately $1.9 million and our cash provided by operating activities by $1.2 million.

Commodity Price Risk
The Trust’s financial condition, results of operations and capital resources are highly dependent upon the prevailing market prices of oil and natural gas. These commodity prices are subject to wide fluctuations and market uncertainties due to a variety of factors that are beyond the Trust’s control. Factors influencing oil and natural gas prices include the level of global demand for crude oil, the foreign supply of oil and natural gas, the establishment of and compliance with production quotas by oil exporting countries, weather conditions which determine the demand for natural gas, the price and availability of alternative fuels and overall economic conditions. It is impossible to predict future oil and natural gas prices with any degree of certainty. Sustained weakness in oil and natural gas prices may adversely affect the Trust’s financial condition and results of operations, and may also reduce the amount of oil and natural gas reserves that the Trust can produce economically. Any reduction in the Trust’s oil and natural gas reserves, including reductions due to price fluctuations, can have an adverse affect on the Trust’s ability to obtain capital for our development activities. Similarly, any improvements in oil and natural gas prices can have a favorable impact on the Trust’s financial condition, results of operations and capital resources. If the WTI oil price were to change by US$1.00 per bbl, the impact on earnings would be approximately $1.8 million and the impact on cash flow would be approximately $2.9 million. If natural gas prices were to change by US$0.50 per mcf, the impact on earnings would be approximately $1.4 million and the impact on cash provided by operating activities would be approximately $2.3 million.

The Trust uses financial derivatives and physical sales contracts to mitigate a portion of oil and natural gas price risk. While the use of these derivative arrangements limits the downside risk of price declines, such use may also limit any benefits that may be derived from price increases.

Interest Rate Risk
Interest rate risk exists principally with respect to indebtedness that bears interest at floating rates. At December 31, 2005, the Trust had $95.5 million of indebtedness bearing interest at floating rates. If interest rate were to change by one full percentage point, the net impact on earnings would be approximately $0.6 million and the net impact on our cash provided by operating activities would be approximately $1.0 million.

Summarized below are the Trust’s sensitivities to various risks, based on its 2005 operations:

Sensitivity	Estimated 2006 Impact On: (‘000s)
	Net Earnings	Cash Flow
Crude oil - US$1.00/bbl change in WTI	$1,822	$2,921
Natural gas - US$0.50/mcf change	$1,447	$2,320
Foreign exchange - $0.01 change in U.S. to Cdn dollar	$1,888	$1,178
Interest rate - 1% change	$595	$955

MANAGEMENT’S EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

As at the financial year ended December 31, 2005, an evaluation was carried out under the supervision of and with the participation of the Trust’s management, including the CEO and CFO, of the effectiveness of the Trust’s disclosure controls and procedures. Based on that evaluation, the CEO and the CFO concluded that the design and operation of these disclosure controls and procedures were effective as at December 31, 2005 to provide reasonable assurance that material information relating to the Trust would be made known to them by others within the Trust.

CRITICAL ACCOUNTING ESTIMATES

The Trust continues to evolve and document its management and internal reporting systems to provide assurance that accurate, timely internal and external information is gathered and disseminated. The Trust’s financial and operating results incorporate certain estimates including:

a) estimated revenues, royalties and operating costs on production as at a specific reporting date but for which actual revenues and costs have not yet been received;

b) estimated capital expenditures on projects that are in progress;

c) estimated depletion, depreciation and accretion that are based on estimates of oil and gas reserves which the Trust expects to recover in the future;

d) estimated value of asset retirement obligations that are dependent upon estimates of future costs and timing of expenditures; and

e) estimated future recoverable value of property, plant and equipment and goodwill.

CHANGE IN ACCOUNTING POLICY

On January 19, 2005, the CICA issued EIC-151 “Exchangeable Securities Issued by Subsidiaries of Income Trusts” that states that equity interests held by third parties in subsidiaries of an income trust should be reflected as either non-controlling interest or debt in the consolidated balance sheet unless they meet certain criteria. EIC-151 requires that the shares be nontransferable to be classified as equity. The Trust's exchangeable shares are transferable and, in accordance with EIC-151, have been reclassified to non-controlling interest on the consolidated balance sheets.

Since the exchangeable shares of the Trust were not initially recorded at fair value, subsequent exchanges for trust units are measured at the fair value of the trust units issued. The excess amounts are allocated to property, plant and equipment and to goodwill. In addition, a portion of consolidated earnings before non-controlling interest is reflected as a reduction to such earnings in the Trust’s consolidated statements of earnings and accumulated earnings. Prior periods have been retroactively restated as required by the new accounting standard.

The following tables illustrate the impact of the new accounting policy on the consolidated balance sheet as at December 31, 2004 presented for comparative purposes:

December 31, 2004	As reported	Change upon adoption of EIC-151	As restated
Property, plant and equipment	$146,910	$1,548	$148,458
Goodwill	29,991	19,279	49,270
Future income tax liability	21,526	602	22,128
Non-controlling interest	-	3,349	3,349
Unitholders' capital	111,653	20,554	132,207
Exchangeable shares	3,273	(3,273)	-
Accumulated earnings	27,903	(405)	27,498

The following table illustrates the impact of the new accounting policy on 2004 net earnings and net earnings per trust unit:

	Q1	Q2	Q3	Q4	2004
Net earnings before change in accounting policy	$2,562	$4,647	$4,138	$3,417	$14,764
Increase in depletion, net of taxes	(63)	(94)	(83)	(89)	(329)
Non-controlling interest	(103)	(98)	(134)	(73)	(408)
Net earnings after change in accounting policy	$2,396	$4,455	$3,921	$3,256	$14,027
Net earnings per trust unit, as reported
Basic and diluted	$0.12	$0.21	$0.17	$0.13	$0.63
Net earnings per trust unit, as restated
Basic and diluted	$0.12	$0.21	$0.17	$0.12	$0.62

ADDITIONAL INFORMATION

Additional information relating to Enterra Energy Trust, including our Annual Information Forms and Annual Reports, can be found on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml, as well as on the Trust's website at www.enterraenergy.com.